BLUE MOON INVESTMENTS

March 2, 2010

Ms Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverage Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Form 10-K for Fiscal Year Ended September 30, 2009
       Filed January 14, 2010
       File No. 000-29021

Dear Ms Jenkins,

Further to your request, please consider this formal acknowledgement that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing.

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

* The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ David Ward
Chief Executive Officer
Blue Moon Investments


700 - 1620 Dickson Avenue Ke1owna, Be VIY 9Y2
Phone: 250 868-8177
Fax: 250 868-8493